Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 30, 2019

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Tortoise Select Opportunity Fund (S000042204)

Dear Ms. Marquigny:

The purpose of this letter is to respond to the comments you provided on December 16, 2019, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 442 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of (the “Fund”).  PEA No. 431 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on December 28, 2019.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

Prospectus Comments

1.	Please update the Fund’s name in the Edgar database to match the proposed name of the Fund.

The Trust responds supplementally that it will update the Fund’s name to the “Tortoise Energy Evolution Fund” concurrent with the effective date of the Fund’s name change.

2.
The Staff notes that footnote 3 to the Fees and Expenses of the Fund table on page 1 of the Prospectus indicates that “other Expenses for T Class shares are based on estimated amounts for the current fiscal year.” Please explain the basis for using an estimate for other expenses for the T Class shares of the Fund.

The Trust responds supplementally that an estimate is used for T Class “other expenses” because T Class shares are not currently available for purchase and therefore have not yet commenced operations.

3.
The Staff notes that the footnote 4 to the Fees and Expenses of the Fund table on page 1 of the Prospectus indicates that the Operating Expenses Limitation Agreement will be in effect through at least March 31, 2020. Please confirm that the Operating Expenses Limitation Agreement will be in existence for at least one year from the effective date of the Prospectus.

The Trust responds by confirming that the operating expenses limitation agreement will be in place for at least one year from the date of the prospectus. In addition, the Trust will amend footnote 4 to the table to read as follows:

“Tortoise Capital Advisors, L.L.C. (the “Adviser”) has contractually agreed to reimburse the Fund for its operating expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding Rule 12b-1 fees, front-end or contingent deferred loads, taxes, leverage/borrowing interest, interest expense, dividends paid on short sales, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses) do not exceed 1.10% of the average daily net assets of the Fund. Expenses reimbursed by the Adviser may be recouped by the Adviser for a period of 36 months following the month during which such reimbursement was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the expense reimbursement occurred and at the time of the recoupment. The Operating Expenses Limitation Agreement will be in effect and cannot be terminated through at least March 31, 202~~0~~1.”

4.
The Staff requests that the Fund add disclosure to its principal investment strategies to indicate that the Fund will be concentrated in the energy industry, consistent with the Fund’s risk disclosure.

The Trust responds by revising the third paragraph under “Principal Investment Strategies” as follows:

“The Fund seeks to achieve its investment objective by investing typically in common stocks of any capitalization that are publicly traded on an exchange or in the over-the-counter market.  The Fund will concentrate its investments in the energy industry. The Fund is non-diversified.”

5.
Please revise the first paragraph under “Principal Investment Strategies” to explain more clearly what the Fund’s investment focus will be and what is meant by the concept of energy transition. For example:

a.
The first sentence indicates that the Fund seeks to invest in securities benefitting from the “secular growth” associated with changes in energy supply.  Please either explain what “secular growth” is or delete the word “secular.”

b.
The second sentence states “Energy transition (the “Transition”) is the transformation of the global energy sector to low cost and/or lower and zero-carbon energy sources enabled by new technologies, policy framework and other market mechanisms.” Please add disclosure to provide examples of the “other market mechanisms” referred to in the strategy.

c.
The third sentence states “The Transition is currently being driven by increasing global energy demand, lower carbon fuels with low-cost profiles, renewable energy policies, the transition of transportation vehicles towards electricity and/ or other low-cost fuels, and governmental policies focused on improving energy efficiency and reducing greenhouse gasses (“GHG”) and other air pollutant emissions.” Please clarify what is meant by “renewable energy policies;” specifically, do those refer to policies of the United States government, state governments, foreign governments, or something else? If the reference to “renewable energy policies” is not meant to limit the Fund’s investment to United States companies, consider referring to global or international renewable energy policies.

The Trust responds by revising the first paragraph under “Principal Investment Strategies” and accompany bullet points as follows:

“Under normal circumstances, the Fund seeks to invest in securities benefiting from the ~~secular~~ long-term growth associated with the changes in energy supply relating to the energy transition that is currently underway. Energy transition (the “Transition”) is the transformation of the global energy sector to low cost and/or lower and zero-carbon energy sources enabled by new technologies, policy framework and other market catalysts. ~~mechanisms~~. The catalysts driving the  Transition ~~is currently being driven by~~ include increasing global energy demand, lower carbon fuels with low-cost profiles, global renewable energy policies, the transition of transportation vehicles towards electricity and/ or other low-cost fuels, and governmental policies focused on improving energy efficiency and reducing greenhouse gasses (“GHG”) and other air pollutant emissions. Although the Fund will typically seek to invest in low cost energy sources that are also investing in technologies for lower and zero carbon energy sources, the Fund’s investments also may include low cost energy sources that are not lower or zero carbon energy sources such as refined products. The companies benefiting from the Transition are defined to include the following:

Suppliers: Companies that explore, develop, complete, or produce low cost and/or lower carbon energy sources such as natural gas, natural gas liquids (“NGLs”), such as ethane and propane, and zero carbon renewable energy;”

6.
Please add additional disclosure to the second bullet point under “Principal Investment Strategies” to clarify what is meant for a company to “play a role” in global supply and demand. In addition, please clarify how the reference to “refined products such as gasoline and oil” is consistent with an energy alternative Fund.

The Trust responds by noting that the first paragraph under “Principal Investment Strategies” has been revised to clarify that the Fund may invest in energy sources that are not lower or zero carbon energy sources. The Trust further responds by revising the second bullet point as follows:

“Energy export facilities and infrastructure companies: Companies ~~that play a role in global supply and demand by~~ that directly or indirectly facilitate ~~facilitating~~ exports of low cost and/or lower carbon energy products through transporting, processing, refining, gathering, and storing such commodities including liquefied natural gas (“LNG”), NGLs such as ethane and propane, and refined products such as gasoline and oil.”

7.	Please revise the third bullet point under “Principal Investment Strategies” to address the following:
a.	Who would be included among “downstream users of energy?”
b.	What is required to be an “energy efficiency company” or how are such companies defined?
c.	What is required to be a “cleantech company” or how are such companies defined?

The Trust responds by revising the third bullet point as follows:

“Beneficiaries: Companies that derive value from rising global energy demand such as (i) providers of electric power generation, including the production of electricity from renewable sources; (ii) companies that engage in the transmission, storage, and distribution of electricity; (iii) ~~distributors, marketers and downstream users of energy; (iv)~~energy efficiency companies such as companies that manufacture products that consume less energy by unit of output; (iv) providers of treatment and supply of water including the treatment of waste water;  (v) providers of environmental services such as recycling and waste management;  and (vi) other technology and cleantech companies such as companies that invent, develop or manufacture technologies that enable the production of products and services that require less energy, produce clean energy or otherwise reduce environmental impacts; all of which benefit ~~benefiting~~ from the Transition that is underway (“Beneficiaries”).”

8.
The first two sentences of the second paragraph under “Principal Investment Strategies” state “The Adviser and Tortoise Advisors UK Limited (the “Sub-Adviser”) attempt to make investments in companies across the global energy value chain that it believes are, or will be, in a unique position to benefit from changing dynamics, themes, catalysts and opportunities.  Examples include the energy transition to cleaner and lower cost energy sources, growing energy demand, decarbonization efforts, the role of energy exports in the global supply/demand for energy, changing market trends, infrastructure constraints, supply/demand imbalances, price differentials, valuation and structural disparities, mergers and acquisitions, restructuring, paradigm shifts and company specific events impacting energy companies or their Beneficiaries.” For the items noted as examples, please clarify what they are examples of.

The Trust responds by revising the first two sentences of the second paragraph as follows:

The Adviser and Tortoise Advisors UK Limited (the “Sub-Adviser”) attempt to make investments in companies across the global energy value chain that it believes are, or will be, in a unique position to benefit from changing dynamics, themes, catalysts and opportunities.  Examples of such changing dynamics, themes, catalysts and opportunities include the energy transition to cleaner and lower cost energy sources, growing energy demand, decarbonization efforts, the role of energy exports in the global supply/demand for energy, changing market trends, infrastructure constraints, supply/demand imbalances, price differentials, valuation and structural disparities, mergers and acquisitions, restructuring, paradigm shifts and company specific events impacting energy companies or their Beneficiaries.

9.
The Staff does not believe the description under “Market Opportunity” starting on page 3 of the Prospectus is permissible in its current location under Item 4 of Form N-1A as it does not describe how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategy.” Accordingly, please either delete or relocate the disclosure under “Market Opportunity.”

The Trust responds by moving the disclosure under “Market Opportunity” from page 3 of the Prospectus to page 12 of the Prospectus following the disclosure of “Principal Investment Strategies.”

10.
The summary section of the Fund’s Prospectus includes disclosure relating to the Fund’s borrowing policy. If the Fund will implement the borrowing policy as part of its principal investment strategy, please state how the Fund will use the borrowing policy to achieve the Fund’s principal investment strategies. If the borrowing policy is not part of the Fund’s principal investment strategies, please move that disclosure to a more appropriate place.

The Trust responds by moving the disclosure regarding the Fund’s borrowing policy to the Item 9 disclosure of the Fund’s Prospectus.

11.
The Fund’s Average Annual Total Returns Table includes a footnote relating to returns of T Class shares. Please either delete references to T Class shares in the Prospectus or explain why the T Class disclosure is in the document.

The Trust responds supplementally that the Fund registered T Class shares in 2017. Subsequent to Staff review of the initial 485A filing that was made on January 27, 2017, the Prospectus including T Class shares went effective on March 30, 2017 as part of a 485B filing that was done on March 29, 2017. To date the Fund has not made T Class shares available for purchase; however, the Fund would like to retain the right to offer T Class shares at some point in the future. Accordingly, the Fund continues to include disclosure related to T Class shares in updates to the Fund’s Prospectus. Additionally, the Trust believes that the footnote to Average Annual Total Returns table is consistent with the requirements of Item 4 of Form N-1A.

12.
The third sentence of the disclosure under “The Fund’s Investment Process” on page 13 of the Prospectus states “Risk models assess a company’s asset quality, management, nature of cash flows, operational positioning, and Environment Social and Governance (“ESG”) attributes.” If the Adviser’s security selection for the Fund is based on evaluation of ESG attributes, explicitly state that in the Item 4 disclosure of the Fund’s principal investment strategies. If not, please delete the reference to the ESG from the Fund’s Prospectus.

The Trust responds by adding the following disclosure to the third paragraph under “Principal Investment Strategies”:

“In selecting securities for the Fund, the Adviser evaluates risk models that assess a company’s asset quality, management, nature of cash flows, operational positioning, and Environment Social and Governance (“ESG”) attributes.”

In addition, the Trust will add the following risk factor to the Fund’s “Principal Investment Risks”:

 “ESG Risk.  Assessing ESG attributes as part of the investment process may exclude securities of certain issuers for non-investment reasons and therefore the Fund may forgo some market opportunities available to funds that do not assess ESG attributes.”

13.
The second paragraph of the disclosure under “The Fund’s Investment Process” states “The Adviser and Sub-Adviser’s investment process takes a thematic approach beginning by utilizing its global expertise within the energy sector to identify potential dynamics, catalysts, and opportunities across the global energy value chain and then allocating the portfolio among those securities it believes have the most potential to be positively impacted by them.” Please identify the particular theme to which the Adviser and Sub-Adviser’s thematic approach applies.

The Trust responds by deleting the reference to “thematic approach” from the disclosure which will now read as follows:

 “The Adviser and Sub-Adviser’s investment process ~~takes a thematic approach beginning by~~ begins by utilizing its global expertise within the energy sector to identify potential dynamics, catalysts, and opportunities across the global energy value chain and then allocating the portfolio among those securities it believes have the most potential to be positively impacted by them.”

14.
The Staff notes that the Fund’s Item 9 risk disclosure includes an “Investment Company and RIC Compliance Risk” factor. Please either add this risk factor to the Item 4 risk disclosure or delete from the Item 9 risk disclosure. In addition, if the Fund’s acquired fund fees and expenses would exceed 0.01%, add a separate line item for AFFE in the Fund’s fees and expenses table.

The Trust responds that the Fund’s Item 4 risk disclosure already includes a risk factor for “Investment Company and RIC Compliance Risk.” In addition, the Trust responds supplementally that it undertakes to disclose AFFE as a separate line item in the Fund’s fees and expenses table to the extent that the Fund’s AFFE exceeds 0.01%.

15.
The Staff notes that the disclosure under “Investment Adviser on page 25 of the Prospectus states “A discussion regarding the basis of the Board of Trustees’ approval of the Advisory Agreement is available in the Fund’s semi-annual report to shareholders dated May 31, 2018.” If appropriate, please revise the date relating to the Board’s consideration of the approval of the Advisory Agreement with respect to the Fund.

The Trust responds that, subsequent to the 485A filing on October 29, 2019, the Trust’s Board of Trustees met to consider the renewal of the Advisory Agreement with respect to the Fund. Accordingly, the disclosure in the 485B filing will be updated as follows:

“A discussion regarding the basis of the Board of Trustees’ approval of the Advisory Agreement ~~is~~ will be available in the Fund’s ~~semi-~~annual report to shareholders dated ~~May 31, 2018~~ November 30, 2019.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch

Thomas A. Bausch, J.D.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.